UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment 2) *
Apollo Endosurgery, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03767D108
(CUSIP Number)
August 12, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

* This filing is an amendment to the 13 G/A filed August 15, 2019.
 This amendment is being filed to include the description of a 9.99% Beneficial Ownership Blocker, and 9.99% Beneficial Ownership Limitation applicable to the reporting person, as defined in the 6% convertible debenture due 2024.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203
1.	Names of Reporting Persons
	Laurence W. Lytton

2.	Check the Appropriate Box if a Member of a Group

	Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA

Number of
Shares Beneficially Owned By
Each Reporting Person With
5.	Sole Voting Power	2,567,419 (1)


6.	Shared Voting Power	21,700


7.	Sole Dispositive Power  2,567,419 (1)


8.	Shared Dispositive Power 21,700


9.	Aggregate Amount Beneficially Owned by Each Reporting Person
		2,589,119(1)

(1) This amount includes 1,138,462 Shares that the Reporting Person has the right to acquire upon conversion of $3,700,000 principal amount of the Apollo Endosurgery $20 million 6% Convertible Debt due 2024.


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
	Shares (See Instructions)	[_]

	Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
		9.99% (2)

    (2) based on 21,933,108 shares of common stock issued and outstanding, as of July 19, 2019, as reported in the 10-Q filed July 24, 2019, and assumes conversion of 6% 2024 convertible debt into shares subject to the 9.99% Blocker limitation as defined in the 6% 2024 Convertible Debenture.




12.	Type of Reporting Person (See
	Instructions)

		IN

Item 1.
(a)	Name of Issuer   Apollo Endosurgery, Inc.
(b)	Address of Issuer's Principal Executive Offices

	1120 S. Capital of Texas Highway
        Building 1, Suite #300
        Austin, Texas 78746

Item 2.

(a)	Name of Person Filing

	Laurence W. Lytton
(b)	Address of Principal Business Office, or if none, Residence

	467 CPW  NY, NY  10025

(c)	Citizenship

	USA
(d)	Title of Class of Securities

	Common Stock
(e)	CUSIP Number

	03767D108
Item 3.	    not applicable


Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1
	(a)	Amount beneficially owned: 2,589,119 shares consisting of 2,456,410 (1)
                held by the reporting person, 59,474 held by the AWL Family LLC,
                41,535 held by the Lytton-Kambara Foundation, and
		31,700 shares held by other related accounts.

	(b)	Percent of class: 9.99% (2)

	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote  		2,567,419 (1)

	(ii)	Shared power to vote or to direct the vote  		21,700

	(iii)	Sole power to dispose or to direct the disposition of  	2,567,419 (1)

	(iv)	Shared power to dispose or to direct the disposition of 21,700

(1) This amount includes 1,138,462 Shares that the Reporting Person has the right to acquire upon conversion of $3,700,000 principal amount of the Apollo Endosurgery $20 million 6% Convertible Debt due 2024.

 The percentage set forth in Row 11 and Item 4 (b) is based on 21,933,108 shares of Common Stock issued and outstanding as of July 19, 2019, as reported in the 10-Q filed July 24, 2019, and the conversion of a portion of the 6% 2024 convertible debt subject to the Blocker's 9.99% limitation.

 Pursuant to the terms of the Reported Convertible Debentures, the Reporting Persons cannot convert the debentures to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock, and the percentage set forth in Row 11 and Item 4 (b) for the Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Person was not able to convert all of the debentures due to the Blocker.



Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.
		Not Applicable

Item 8.	Identification and Classification of Members of the Group.
		Not Applicable
Item 9.	Notice of Dissolution of Group.
		Not Applicable

Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ________08/23/19____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title